File No. 33-
                            File No. 811-

                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                         FORM N-8A

              NOTIFICATION OF REGISTRATION
          FILED PURSUANT TO SECTION 8(a) OF THE
              INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Beacon Global Advisors Trust

Address of Principal Business Office: 8260 Greensboro Drive
                                      Suite 250, McLean, VA 22102-3801

Telephone Number including Area Code: (703) 883-0865

Name and Address of Agent for Service:

                    Robert J. Henrich
                    Managing Director
              Beacon Global Advisors, Inc.
           8260 Greensboro Drive, Suite 250
                McLean, Virginia 22102-3801


COPIES TO:
Arthur Brown, Esq.                        Joseph M. O'Donnell, Esq.
Kirkpatrick & Lockhart, LLP               FPS Services, Inc.
1800 Massachusetts Avenue, N.W.           2 West Elm Street
Washington, DC 20036                      Conshohocken, PA  19428

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to
     Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     YES  X         NO ___


Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of McLean and State of Virginia on the 28th day of October, 1996.


                         Beacon Global Advisors Trust


                         By: /s/ Robert J. Henrich
                                Robert J. Henrich, President